UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Charlotte Russe Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class Securities)

161048103

(CUSIP Number)

KarpReilly Capital Partners, L.P.

Attn: William P. Logan

104 Field Point Road

Greenwich, CT 06830

Tel. 203-504-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 161048103

1	Name of Reporting Person. KarpReilly Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,162
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.62%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 161048103

1	Name of Reporting Person. KarpReilly GP I, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) NA
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power -0-
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power -0-
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,172,162
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.62%
14	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 161048103

1	Name of Reporting Person. Allan W. Karp
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 201,274
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power 201,274
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,436
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 6.58%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 161048103

1	Name of Reporting Person. Christopher K. Reilly
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,641
8 Shared Voting Power 1,172,162
9 Sole Dispositive Power 3,641
10 Shared Dispositive Power 1,172,162

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,175,803
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 5.63%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 161048103

1	Name of Reporting Person. William P. Logan
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 1,085
8 Shared Voting Power -0-
9 Sole Dispositive Power 1,085
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,085
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 0.0052%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Common Shares”), of Charlotte Russe Holding, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4645 Morena Boulevard, San Diego, CA 92117.

Item 2.	Identity and Background

(a) – (c), (f) This statement is filed on behalf of KarpReilly Capital Partners, L.P., a Delaware limited partnership (“KarpReilly LP”), KarpReilly GP I, LLC, a Delaware limited liability company (“KarpReilly GP”), Allan W. Karp, a citizen of the United States of America (“Allan Karp”), Christopher K. Reilly, a citizen of the Unites States of America (“Christopher Reilly”), and William P. Logan, a citizen of the Unites States of America (“William Logan”, and together with KarpReilly LP, KarpReilly GP, Allan Karp and Christopher Reilly, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The business address and principal office, as applicable, of all Reporting Persons is 104 Field Point Road, Greenwich, CT 06830.

KarpReilly LP is primarily engaged in the business of making and overseeing equity and equity-related investments with the principal objective of appreciation of capital invested. KarpReilly GP is primarily engaged in the business of serving as the general partner of KarpReilly LP, and as such, is in a position, directly or indirectly, to determine the investment and voting decisions of KarpReilly LP. Allan Karp and Christopher Reilly’s present principal occupations or employment are serving on the board of managers of KarpReilly, LLC, an affiliate of KarpReilly LP, which provides investment advice to KarpReilly LP and whose primary mission is to invest in consumer growth companies and help them achieve their long-term vision. Allan Karp and Christopher Reilly are the managers of KarpReilly GP, and as such, are in a position, directly or indirectly, to determine the investment and voting decisions of KarpReilly GP and KarpReilly LP. William Logan’s present principal occupation or employment is partner of KarpReilly, LLC.

(d), (e) During the last five years, no Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In acquiring the 1,172,162 Common Shares owned by KarpReilly LP, KarpReilly LP expended approximately $10,776,242 (excluding commissions) of its general funds.

Allan Karp acquired (i) 191,274 of the Common Shares owned by Allan Karp through distributions in-kind from an investment partnership and through open market purchases prior to calendar year 2008 and (ii) 10,000 of the Common Shares owned by Allan Karp through open market purchases made in calendar year 2008 expending approximately $129,600 (excluding commissions) of his personal funds for such calendar year 2008 purchases.

Christopher Reilly acquired 3,641 Common Shares owned by Christopher Reilly through open market purchases, in all cases prior to calendar year 2008.

William Logan acquired (i) 85 of the Common Shares owned by William Logan through open market purchases prior to calendar year 2008 and (ii) 1,000 of the Common Shares owned by William Logan through open market purchases made in calendar year 2008 expending approximately $12,870 (excluding commissions) of his personal funds for such calendar year 2008 purchases.

Item 4.	Purpose of Transaction

Allan Karp made the purchases noted in Item 3 above for investment purposes in the ordinary course of business and, at the time of such purchases, not for any purpose of changing or influencing the control of the Issuer, and not in connection with or as a participant in any proposed transaction having that purpose or effect. Christopher Reilly made the purchases noted in Item 3 above for investment purposes in the ordinary course of business and, at the time of such purchases, not for any purpose of changing or influencing the control of the Issuer, and not in connection with or as a participant in any proposed transaction having that purpose or effect. William Logan made the purchases noted in Item 3 above for investment purposes in the ordinary course of business and, at the time of such purchases, not for any purpose of changing or influencing the control of the Issuer, and not in connection with or as a participant in any proposed transaction having that purpose or effect. KarpReilly LP made the purchases noted in Item 3 above for the purpose of facilitating making a proposal to acquire (together with other investors) 100% of the outstanding Common Shares.

On November 12, 2008, KarpReilly LP and H.I.G. Capital, LLC (“HIG”) sent a letter to the Board of Directors of the Issuer, including an equity commitment letter between KarpReilly LP, J.P. Morgan U.S. Direct Corporate Finance Institutional Investors III LLC (“JP Morgan Institutional”) and J.P. Morgan Corporate Finance Private Investors III LLC (“JP Morgan Private”, and together with JP Morgan Institutional, “JP Morgan”), and issued a press release disclosing that letter. Among other matters discussed in the letter, KarpReilly LP and HIG (i) made a non-binding proposal to offer to acquire 100% of the outstanding Common Shares at a range of $9.00 to $9.50 per share in cash, subject to a twenty-one day due diligence period that would allow KarpReilly LP and HIG to finalize their proposal, (ii) stated that such an acquisition would be completed using their own funds, along with the excess cash of the Issuer and funds from a KarpReilly LP co-investor, and would not be subject to any financing condition and (iii) requested that the Board of Directors immediately release Mark Hoffman, the Issuer’s former Chief Executive Officer, from the current restrictions imposed on him by the Board of Directors, which prevent Mr. Hoffman from working with prospective acquirers of the Issuer. Copies of the letter from KarpReilly LP and HIG to the Board of Directors and the related press release are attached hereto as Exhibits B and C and are incorporated herein by reference.

The Reporting Persons currently plan to seek to pursue a consensual transaction in which they would be permitted by the Issuer for a 21-day period access to financial and other information to conduct business, accounting, legal and other due diligence and, subject to the satisfactory results of that due diligence, would seek during that period to negotiate and enter into a definitive merger agreement providing for the acquisition by KarpReilly LP and HIG of 100% of the outstanding Common Shares. Daniel T. Carter, the Issuer’s former Chief Financial Officer, has been engaged and has worked with KarpReilly LP on a consulting basis to assist with such due diligence primarily during the summer of 2008. Patti Shields, the Issuer’s former executive vice president and general merchandising officer, has agreed to work with KarpReilly LP on a consulting basis to assist with such due diligence.

Subsequent to the issuance of the press release disclosing the letter sent to the Board of Directors on November 12, 2008, KarpReilly LP has been contacted by, and in response thereto, has had discussions with, shareholders of the Issuer about KarpReilly LP’s proposal and the Issuer’s prospects. Neither KarpReilly LP nor HIG has been contacted by the Issuer’s Board of Directors.

On November 12, 2008 (and subsequent to delivery of the proposal letter and issuance of the press release described above), the Issuer issued a press release reporting its financial results for its fiscal quarter and year ended September 27, 2008. Reported financial results included diluted earnings per share of $0.01, excluding transition and impairment costs, as compared to reported diluted earnings per share of $0.33 for the fourth quarter of fiscal year 2007, citing among other factors “an increased level of markdowns.” Comparable stores sales for the fourth quarter were reported to have declined 3.8%. In its press release the Issuer also indicated its expectation that earnings per diluted share for the first quarter of fiscal 2009 will be between $0.10 and $0.18, exclusive of transition costs, as compared to diluted earnings per share of $0.56 in the first quarter of fiscal year 2008 (a decline of 82% to 68%), and that comparable store sales for the first quarter of fiscal year 2009 will be “in the negative mid to high-single digit range.”

The reported and expected revenue and comparable store sales in the Company’s November 12 press release are roughly in line with the Reporting Persons’ prior expectations; however, the reported earnings and expected earnings are significantly below the Reporting Person’s prior expectations based on the Reporting Persons’ familiarity with the specialty apparel industry, understanding of the current retail environment and prior experience with the Issuer. Prior to entering into a merger agreement at a price in the range described in KarpReilly LP and HIG’s proposal letter ($9.00 to $9.50 per share), the Reporting Persons would need to understand the causes of the shortfall in the reported earnings for the fourth quarter of fiscal year 2008 and evaluate the key assumptions leading to the severe erosion of the expected earnings for the first quarter of fiscal year 2009. Depending on the results of this analysis, the Reporting Persons expect to continue to seek to pursue the acquisition of 100% of the Common Shares, although it is possible that it may be at a lower valuation that appropriately reflects the Issuer’s expected operating performance.

The Reporting Persons intend to continue to evaluate their investment in and plans with respect to the Issuer in light of all relevant factors, including the Issuer’s response to KarpReilly LP and HIG’s proposal, information available to the Reporting Persons concerning the Issuer, conditions in the specialty retail environment and the U.S. economy generally, and other investment opportunities available to the Reporting Persons, and may change their plans at any time. Depending on relevant factors at the time, future plans or proposals of the Reporting Persons could include: additional purchases of Common Shares, either in the open market or privately negotiated purchases; abandoning efforts to acquire or influence the direction of the Company and/or disposing of some or all of the Reporting Person’s Common Stock in either open market or privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on August 1, 2008, there were 20,871,889 Common Shares issued and outstanding as of July 29, 2008. The 1,378,162 Common Shares beneficially owned by all Reporting Persons represent approximately 6.6% of the Common Shares issued and outstanding. The 1,172,162 Common Shares beneficially owned by KarpReilly LP (the “KarpReilly LP Shares”) represent approximately 5.62% of the Common Shares issued and outstanding. The 1,172,162 Common Shares beneficially owned by KarpReilly GP represent approximately 5.62% of the Common Shares issued and outstanding. The 1,373,436 Common Shares beneficially owned by Allan Karp (the “Allan Karp Shares”) represent approximately 6.58% of the Common Shares issued and outstanding. The 1,175,803 Common Shares beneficially owned by Christopher Reilly (the “Christopher Reilly Shares”) represent approximately 5.63% of the Common Shares issued and outstanding. The 1,085 Common Shares beneficially owned by William Logan (the “William Logan Shares”) represent approximately 0.0052% of the Common Shares issued and outstanding. An additional 100 Common Shares are owned by an employee of KarpReilly LLC, but KarpReilly LP expressly disclaims any agreement to act together with such employee for the purpose of acquiring, holding, voting or disposing of such equity securities of the Issuer.

Collectively, the Reporting Persons beneficially own 1,378,162 Common Shares constituting approximately 6.6% of all of the outstanding Common Shares.

KarpReilly LP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the KarpReilly LP Shares.

KarpReilly GP, as general partner of KarpReilly LP, has the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the KarpReilly LP Shares.

By virtue of Allan Karp and Christopher Reilly’s positions as the managers of KarpReilly GP, which is the general partner of KarpReilly LP, Allan Karp and Christopher Reilly may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the KarpReilly LP Shares.

Allan Karp has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Allan Karp Shares.

Christopher Reilly has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Christopher Reilly Shares.

William Logan has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the William Logan Shares.

KarpReilly GP does not own any Common Shares directly.

As of the date hereof, no Reporting Person owns any Common Shares other than those set forth in this Item 5.

(c) The trading dates, number of Common Shares purchased or sold, and the price per share for all transactions by the Reporting Persons in the Common Shares within the last 60 days, which were all brokered transactions, are set forth below:

Name	Date	Price Per Share	Number of Shares Purchased/(Sold)
KARPREILLY LP	09/29/2008	$10.5623	60,000
KARPREILLY LP	10/02/2008	9.9282	33,737
KARPREILLY LP	10/02/2008	10.1969	50,000
KARPREILLY LP	10/03/2008	9.8788	46,900
KARPREILLY LP	10/03/2008	9.8300	3,100
KARPREILLY LP	10/06/2008	9.5405	50,000
KARPREILLY LP	10/06/2008	9.4501	50,000
KARPREILLY LP	10/08/2008	9.5100	41,394
KARPREILLY LP	10/10/2008	8.8172	45,000
KARPREILLY LP	10/28/2008	6.6263	10,000
KARPREILLY LP	11/10/2008	6.4476	12,332
KARPREILLY LP	11/10/2008	6.3870	71,943
KARPREILLY LP	11/11/2008	6.4889	3,600
KARPREILLY LP	11/11/2008	6.4276	2,223
KARPREILLY LP	11/12/2008	8.1499	79,107
KARPREILLY LP	11/12/2008	8.0987	100,000
KARPREILLY LP	11/12/2008	6.6430	32,943
KARPREILLY LP	11/12/2008	6.5579	47,257

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 12, 2008 KarpReilly LP and JP Morgan executed an equity commitment letter whereby JP Morgan agreed to provide a portion of the funds KarpReilly LP would require to complete the acquisition of 100% of the outstanding Common Shares at a range of $9.00 to $9.50 per share in cash, subject to the satisfaction of due diligence, the execution and delivery of definitive agreements relating to the acquisition of the Issuer, the simultaneous funding by KarpReilly LP and HIG of the funds necessary to consummate the acquisition of the Issuer and the other conditions set forth therein. The equity commitment letter also contains confidentiality and expense sharing provisions. A copy of the equity commitment letter between KarpReilly LP and JP Morgan is attached hereto as Exhibit D and is incorporated herein by reference.

On November 17, 2008 KarpReilly LP and HIG executed an agreement whereby KarpReilly LP agreed to offer HIG the opportunity to invest, on the same economic terms as KarpReilly LP, an equity amount equal to 42.9% of the total equity consideration needed to complete the acquisition of 100% of the outstanding Common Shares. The agreement also contains confidentiality and expense sharing provisions. A copy of the agreement between KarpReilly LP and HIG is attached hereto as Exhibit E and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated November 18, 2008.

Exhibit B	Letter to Board of Directors dated November 12, 2008.

Exhibit C	Press release disclosing letter sent to the Board of Directors of the Issuer dated November 12, 2008.

Exhibit D	Equity Commitment Letter between KarpReilly LP and JP Morgan dated November 12, 2008.

Exhibit E	Agreement between KarpReilly LP and HIG dated November 17, 2008.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: November 18, 2008

KARPREILLY CAPITAL PARTNERS, L.P.
By:	KARP REILLY GP I, LLC, its general partner

	By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

KARPREILLY GP I, LLC

	By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

/s/ Allan W. Karp
ALLAN W. KARP

/s/ Christopher K. Reilly
CHRISTOPHER K. REILLY

/s/ William P. Logan
WILLIAM P. LOGAN

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.01 par value per share, of Charlotte Russe Holding, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 18th day of November, 2008.

KARPREILLY CAPITAL PARTNERS, L.P.
By:	KARPREILLY GP I, LLC, its general partner

	By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

KARPREILLY GP I, LLC

	By:	/s/ Allan W. Karp
	Name:	Allan W. Karp
	Title:	Manager

/s/ Allan W. Karp
ALLAN W. KARP

/s/ Christopher K. Reilly
CHRISTOPHER K. REILLY

/s/ William P. Logan
WILLIAM P. LOGAN

Exhibit B

November 12, 2008

Board of Directors

Charlotte Russe Holding, Inc.

4645 Morena Boulevard

San Diego, California 92117

Ladies and Gentlemen:

Almost a year has passed since KarpReilly wrote to the Board of Directors, expressing its interest in acquiring 100% of the equity of Charlotte Russe Holding, Inc. (“Charlotte Russe” or the “Company”). Clearly, we were disappointed when the Board declined to engage in a constructive dialogue with us. In the time that has elapsed, Charlotte Russe has lost its Chief Executive Officer, Chief Financial Officer, General Merchandise Manager, and head of Human Resources. In the meantime, same-store sales have declined, overhead spending has increased and new unit expansion has been curtailed. We believe that investors have lost confidence In the Company’s current direction, as evidenced by a 67% decline in the Company’s share price since the 52-week high.

Today the Company is severely weakened, with no stable senior management team, no growth plans and dim prospects. Moreover, it faces one of the most difficult and unpredictable consumer environments in years. Even after a replacement senior management team has been hired, it will be new to Charlotte Russe and perhaps new to the challenging juniors retailing industry. And it seems certain that they will not have worked together as a time-tested team. While the Company wrestles with all of these specific challenges in such an uncertain economic environment, the risks to the shareholders of Charlotte Russe are enormous. We believe these issues can be reversed, yet we do not believe they can be reversed without fundamental change, change which will be very difficult to implement in the context of being a public company.

Based on these beliefs, we are submitting this non-binding proposal on behalf of KarpReilly Capital Partners, LP (and affiliates) (“KarpReilly”) and H.I.G. Capital, LLC (and affiliates) (“H.I.G.”) to acquire 100% of the stock of Charlotte Russe Holding, Inc. at a range of between $9.00 and $9.50 per share in cash. Our proposal represents a 31% to 38% premium to the most recent closing price of $6.89.

We think the transaction represents the best alternative to the public shareholders as well as the Company and its employees, and we strongly prefer to complete this investment with friendly cooperation from the board and the Company. Towards that end, we would expect to be at the upper end of our range in a friendly transaction in which the Board cooperates openly with our due diligence and agrees to release Mark Hoffman, the Company’s former CEO, from the current restrictions imposed by the Board, restrictions which prevent Mark from working with prospective acquirers of the Company. We fail to see the benefit that such restrictions provide to the Company’s shareholders.

November 12, 2008

Board of Directors

Charlotte Russe Holdings, Inc.

Assuming a cooperative transaction, we will require 21 days of confirmatory due diligence to finalize our proposal. Given Allan Karp’s twelve years of history as a major shareholder of the Company (including eleven years on the Board), we are very familiar with the business and foresee no issues arising during this short diligence period.

To expedite closing and to remove uncertainty that would be created by relying on third-party debt financing, KarpReilly Capital Partners, LP (along with its affiliated co-investors, investment funds advised by JPMorgan Asset Management) and H.I.G. Capital, LLC are prepared to fund this acquisition with 100% equity from their respective committed investment funds. Our combined equity commitments of $165 million to $175 million, together with excess cash of Charlotte Russe, represent more than enough capital to complete the acquisition in the range we have indicated and pay transaction expenses. An equity commitment letter from investment funds advised by JPMorgan Asset Management is attached to this letter. We will not require a financing contingency in the definitive merger agreement.

Background on KarpReilly & H.I.G. Capital

As you know, Allan Karp has been a shareholder of Charlotte Russe since 1996 and served on the Board of Directors from 1996 to 2007. Along with previous management, Allan and his investment firm acquired 100% of the Company in 1996 and played a significant role in guiding the Company from a small, regional retail chain to a large, national company. Today, KarpReilly and its affiliates own 1,118,680 shares, representing a 5.4% ownership position which will be appropriately reflected on a Schedule 13D to be filed shortly. We believe this stake makes KarpReilly one of the Company’s largest shareholders.

KarpReilly is a private investment firm, founded by Allan Karp and Chris Reilly, whose primary mission is to invest in consumer growth companies and help them achieve their long-term vision. Over the past 15 years, the principals of KarpReilly have invested in, sat on the boards of and nurtured over 25 companies, including numerous retail and consumer growth companies.

H.I.G. Capital is a leading global private equity investment firm focused exclusively on the middle market. It has a broad and flexible capital base and more than $7.5 billion of equity capital under management. Based in Miami, and with offices in Atlanta, Boston, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. Since its founding, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes companies with combined revenues in excess of $7 billion. For more information, please refer to the H.I.G. website at www.higcapital.com.

Timing and Next Steps

Based on the foregoing, we urge the Board to take action now to enhance value for its shareholder base. We believe that our proposal represents the most compelling and realistic option for doing so. We are prepared to commence our confirmatory due diligence immediately and believe that we can enter into a definitive, binding merger agreement to acquire the Company within twenty-one days if we are provided sufficient access to information and management.

November 12, 2008

Board of Directors

Charlotte Russe Holdings, Inc.

We appreciate your consideration and look forward to your prompt response.

KARPREILLY CAPITAL PARTNERS, L.P.		H.I.G. CAPITAL, LLC
By:	KarpReilly GP I, LLC, its general partner

By:	/s/ Allan W. Karp	By:	/s/ Timothy B. Armstrong
	Allan W. Karp		Timothy B. Armstrong
	Manager		Managing Director

Exhibit C

Press Release
Greenwich, CT, and Miami, FL
November 12, 2008

KarpReilly Capital Partners, LP (and affiliates) (“KarpReilly”) in conjunction with H.I.G. Capital, LLC (and affiliates) (“H.I.G.”) disclosed today that they are submitting an unsolicited, non-binding proposal to the Board of Directors of Charlotte Russe Holding, Inc. (NASDAQ: CHIC) to acquire all of the outstanding shares of the company at a valuation range of between $9.00 and $9.50 per share in an all-cash, all-equity transaction. This offer represents a 31 to 38% premium above yesterday’s closing price. KarpReilly also disclosed that it has acquired 1,118,680 shares of Charlotte Russe which, at a 5.4% ownership stake, makes it one of the company’s largest shareholders.

KarpReilly (along with its affiliated co-investors) and H.I.G. (together, the “Investor Group”) intend to fund the acquisition with 100% equity available from committed investment funds. The proposal is subject to twenty-one days of due diligence and other customary conditions, but is not conditioned upon receiving debt financing.

KarpReilly originally approached Charlotte Russe to pursue a potential acquisition almost a year ago, but was rebuffed by the Board of Directors at the time. Since KarpReilly’s initial offer, Charlotte Russe has suffered from extensive turnover among its senior management team, declining same store sales and increasing operating expenses. In July, the Charlotte Russe Board of Directors appointed one of its members as interim CEO and CFO, and subsequently in August, it adopted a poison pill. The company’s stock price has declined 67% from the 52-week high.

“We believe that investors have lost confidence in the current direction of Charlotte Russe,” said Allan Karp, partner at KarpReilly, and a former director of Charlotte Russe for eleven years. “While we believe that this erosion can be reversed, we don’t believe it will be without fundamental change, which will be very difficult to implement in the context of being a public company. Given our deep experience in retailing, and with Charlotte Russe in particular, we believe that we and H.I.G. can offer Charlotte Russe stockholders superior value to what they can realistically expect to receive remaining as stockholders of the current public company. We hope that the Board of Directors will recognize that a potential sale transaction with KarpReilly and H.I.G. would be in the public stockholders’ best interest, and that the Board will work to facilitate this opportunity for the stockholders.”

KarpReilly and H.I.G. are prepared to commence due diligence immediately, with the goal of entering into a binding merger agreement with Charlotte Russe within twenty-one days of being provided access to financial and other information. A copy of the offer letter for Charlotte Russe is attached to this press release.

Charlotte Russe, based in San Diego, California, is a mall-based specialty retailer of fashionable, value-priced apparel and accessories for young women. As of September 27, 2008, the company had 487 stores across the United States and Puerto Rico.

About KarpReilly and H.I.G. Capital

KarpReilly is a private investment firm, founded by Allan Karp and Chris Reilly, whose primary mission is to invest in consumer growth companies and help them achieve their long-term vision. Over the past 15 years, the principals of KarpReilly have invested in, sat on the boards of and nurtured over 25 companies, including numerous retail and consumer growth companies.

H.I.G. Capital is a leading global private equity investment firm focused exclusively on the middle market. It has a broad and flexible capital base and more than $7.5 billion of equity capital under management, $5.0 billion of which is in currently available funds. Based in Miami, and with offices in Atlanta, Boston, and San Francisco in the U.S., as well as affiliate offices in London, Hamburg and Paris in Europe, H.I.G. specializes in providing capital to small and medium-sized companies with attractive growth potential. Since its founding, H.I.G. has invested in and managed more than 200 companies worldwide. The firm’s current portfolio includes companies with combined revenues in excess of $7 billion. For more information, please refer to the H.I.G. website at www.higcapital.com.

Forward Looking Statements

This release may contain certain forward-looking statements with respect to intentions and expectations related to a potential transaction with Charlotte Russe. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. KarpReilly and H.I.G. do not undertake to update any of these forward-looking statements.

For more information, please contact:

Billy Logan	Timothy B. Armstrong
Partner	Managing Director
KarpReilly, LLC	H.I.G. Capital, LLC
(212) 504-9900	(305) 379-2322

Exhibit D

EQUITY COMMITMENT LETTER

November 12, 2008

To:	KarpReilly Capital Partners, L.P.
104 Field Point Road
Greenwich, CT 06830

Re:	Financing for Proposed Acquisition of Charlotte Russe Holding, Inc.

Ladies and Gentlemen:

1. You (“KarpReilly”) have informed us of your intention to propose an acquisition of 100% of the outstanding equity securities of Charlotte Russe Holding, Inc. (the “Company”) at a price within the range of $9.00 to $9.50 per share. The transaction would likely be accomplished by a merger (the “Merger”) of a newly formed corporation to be controlled by you (“Newco”) with and into the Company pursuant to definitive documentation to be negotiated with the Company’s board of directors (the “Merger Agreement”).

2. This letter confirms the several (not joint and several) commitment of each undersigned entity, subject to the conditions set forth herein, to purchase, or cause a permitted assignee to purchase, a portion of the equity of Newco upon consummation of the Merger for an aggregate purchase price indicated on the signature page of this letter (the amount of each such commitment with respect to an undersigned is referred to herein as the “Commitment”), which collectively aggregate $50 million, solely for the purpose of funding, and to the extent necessary to fund, the consideration to be paid to holders of the Company’s equity securities pursuant to and in accordance with the Merger Agreement at a price within the range of $9.00 to $9.50 per share per share and related transaction expenses.

3. The Commitment, including the obligation of an undersigned to fund the Commitment, with respect to each of the undersigned, is expressly subject to: (a) the undersigned’s satisfaction with the results of its legal, accounting and business due diligence investigation of the Company, the capital, tax, accounting and legal structure relating to the Merger, and all agreements and arrangements (whether or not the undersigned is a party thereto) relating to Newco; (b) the execution of definitive agreements relating to the Merger (including the Merger Agreement) and the transactions contemplated thereby on terms and conditions satisfactory to the undersigned and the prior or simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement without material waiver, modification or amendment of any terms or conditions thereof (other than material waivers, modifications or amendments consented to by the undersigned); (c) the prior or simultaneous receipt by Newco of the funding commitments of KarpReilly and H.I.G. Capital, LLC referred to in the letter dated on or about the date of this letter from KarpReilly and H.I.G. Capital, LLC to the board of directors of the Company; and (d) the execution and delivery of the Merger Agreement by each party thereto on or before December 31, 2008. Notwithstanding anything in this letter to the contrary, in the event that any of the undersigned determine (in its sole discretion) that one or more of the conditions specified in clauses (a) through (d) of this paragraph 3 has not or is not capable of being satisfied or fulfilled, then the undersigned shall promptly notify KarpReilly, at which point this letter and the Commitment shall terminate with respect to the undersigned and the undersigned shall have no further obligations in respect of this letter, except for any surviving obligations set forth in paragraphs 9, 10, 12 and 13, but only as to the Commitment of the undersigned providing such notice.

4. The Commitment may not be assigned without the prior consent of KarpReilly, except the undersigned may assign all or a portion of the Commitment to any of its affiliated funds or affiliated entities under common control with or advised by the undersigned which do not beneficially own any of the Company’s equity securities. Any assignment that does not comply with the provisions of this paragraph shall be deemed null and void ab initio.

5. KarpReilly and its affiliates shall cause Newco to use all funded Commitments solely for the purpose of funding, and to the extent necessary to fund, (a) the consideration to be paid to holders of the Company’s equity securities pursuant to and in accordance with the Merger Agreement at a price within the range of $9.00 to $9.50 per share per share and (b) related transaction expenses, as described in this letter.

6. If KarpReilly determines, in its sole discretion, that the continued participation by the undersigned in the transaction may have a material adverse effect on Newco or the Company, or cause or contribute to a delay in the consummation of the Merger or if the undersigned fails to fund its Commitment in accordance with the terms hereof, then KarpReilly shall have the right to terminate all (but not less than all of) the Commitments. The undersigned shall provide KarpReilly with such information as KarpReilly may reasonably request to make the determinations described in this paragraph 6.

7. The undersigned, solely as to itself, represents, warrants and covenants that it does not have beneficial ownership of any securities of the Company and without the prior consent of KarpReilly will not acquire beneficial ownership of any securities of the Company while the Commitment remains in force.

8. Notwithstanding anything that may be expressed or implied in this letter, (a) KarpReilly acknowledges and agrees that no person other than the undersigned has any obligation hereunder and that neither KarpReilly nor any other person shall have any recourse hereunder against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, advisor, affiliate or assignee of the undersigned, and (b) this letter is intended to be solely for the benefit of

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KarpReilly and shall not confer any benefits upon, or create any rights in favor of, any person other than KarpReilly.

9. The undersigned shall, and shall cause each of its affiliates and representatives to, maintain the confidentiality of all information furnished to it by or at the direction of KarpReilly pertaining to the Company or the proposed Merger, whether provided before or after the date of this letter (“Confidential Information”), other than Confidential Information disclosed (a) with KarpReilly’s written consent, (b) to the extent required by law or regulation (including in any report, statement or testimony required to be submitted to any municipal, state, provincial or federal regulatory body having jurisdiction over the undersigned), (c) after it is generally known to the public or the securities industry (other than through a breach of this letter); (d) to the extent it is or becomes available to the undersigned on a nonconfidential basis, provided that the source of such information was not known by the undersigned (after such inquiry as would be reasonable in the circumstances) to be bound by a confidentiality agreement or other legal or contractual obligation of confidentiality with respect to such information; or (e) to the extent necessary to correct any false or misleading information which may become public concerning the relationship between the undersigned and KarpReilly. Except as otherwise provided in the next sentence, in the event that the undersigned or an affiliate or representative of the undersigned is requested or required by law and regulation or legal process to disclose any Confidential Information, or other facts with respect thereto, the undersigned shall provide KarpReilly with prompt notice of any such request or requirement so that KarpReilly may seek a protective order or other appropriate remedy. Notwithstanding the foregoing, each of the undersigned, its affiliates and its representatives shall have the right to disclose Confidential Information to any regulator or governmental supervisory authority having jurisdiction over the undersigned or its advisors and the undersigned shall not be required to provide notice to KarpReilly of any such disclosure unless it is lawfully permitted to do so. The undersigned may use Confidential Information only to evaluate its Commitment and participation in the transaction sponsored by KarpReilly described above.

10. The undersigned shall be responsible for the applicable percentage set forth on the signature pages hereto of the out-of-pocket expenses reasonably incurred by KarpReilly while the Commitment remains in force in connection with the potential acquisition of the Company by Newco, including, without limitation, the reasonable fees, expenses and disbursements of KarpReilly’s lawyers, accountants, consultants and other advisors, but excluding fees, expenses and disbursements payable to any affiliate of KarpReilly; provided, however, that the undersigned shall not be responsible for its applicable percentage of any such expenses (a) to the extent such expenses were incurred by KarpReilly subsequent to the undersigned’s or KarpReilly’s termination of the undersigned’s Commitment and (b) in the event that the Merger is consummated by Newco.

11. The undersigned acknowledges that KarpReilly expects that its proposed acquisition of the Company will become publicly disclosed and that it may desire or be required to publicly disclose the undersigned’s Commitment, including the identity of the

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undersigned and the existence of this letter. KarpReilly shall obtain the written consent of the undersigned (not to be unreasonably withheld) prior to any disclosure containing the identity of any of the undersigned, other than in connection with (a) the disclosure of this letter as an attachment to the letter referred to in clause (c) of paragraph 3 above, (b) as an exhibit to a Schedule 13D filed by KarpReilly or (c) any disclosure of this letter subsequent to the disclosures referenced in (a) or (b), to which the undersigned expressly consents. KarpReilly acknowledges that the undersigned shall be entitled to the prior approval (such approval not to be unreasonably withheld) of both the form and content of all such disclosures.

12. This letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All claims, actions, proceedings, suits, complaints, petitions or other legal proceedings (collectively, “Actions”) arising out of or relating to this letter shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (i) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this letter brought by any party hereto, and (ii) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this letter or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

13. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of Page Intentionally Left Blank]

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This letter shall be binding on the parties hereto. Notwithstanding anything to the contrary contained herein, the undersigned shall have no rights as a stockholder of Newco by virtue of having executed this letter. No party hereto shall represent itself as an agent of any other party hereto. This letter shall not be construed as creating a partnership, joint venture or other business entity between the parties, and does not provide for any sharing of profits or losses. This letter may be executed in counterparts.

Very truly yours,

J.P. MORGAN U.S. DIRECT CORPORATE FINANCE INSTITUTIONAL INVESTORS III LLC

By:	J.P. Morgan Investment Management Inc.,
as Investment Advisor

By:	/s/ Robert Cousin
Name:	Robert Cousin
Title:	Managing Director

Commitment Amount for the entity listed immediately above: $47,500,000.00

Percentage of Expenses: 27.14%

J.P. MORGAN CORPORATE FINANCE PRIVATE INVESTORS III LLC

By:	J.P. Morgan Investment Management Inc.,
as Investment Advisor

By:	/s/ Robert Cousin
Name:	Robert Cousin
Title:	Managing Director

Commitment Amount for the entity listed immediately above: $2,500,000.00

Percentage of Expenses: 1.43%

Accepted, Acknowledged and Agreed:

KARPREILLY CAPITAL PARTNERS, L.P.

By:	KARPREILLY GP I, LLC, its general partner

By:	/s/ Allan Karp
Name:	Allan Karp
Title:	Manager

Exhibit E

KARPREILLY CAPITAL PARTNERS, L.P.

104 FIELD POINT ROAD

GREENWICH, CT 06830

November 17, 2008

H.I.G. Capital, LLC

1001 Brickell Bay Drive

27th Floor

Miami, Florida 33131

Re:	Potential acquisition of Charlotte Russe Holding, Inc.

Ladies and Gentlemen:

Thank you for your interest in joining with us to propose a transaction (“Project X”) to acquire Charlotte Russe Holding, Inc. (the “Company”). We are excited about the opportunity and hope you are as well. This letter sets forth our agreement regarding certain matters pertaining to Project X.

The parties hereto shall, and shall cause each of their affiliates and representatives to, maintain the confidentiality of all information furnished to them by or at the direction of the other party pertaining to the Company or Project X whether provided before or after the date of this letter and including the fact that KarpReilly Capital Partners, L.P. (“KarpReilly”) and H.I.G. Capital, LLC (“H.I.G.”) are pursuing Project X, (“Confidential Information”) other than Confidential Information disclosed (a) with the other party’s written consent, (b) to the extent required by law or regulation (including in any report, statement or testimony required to be submitted to any municipal, state, provincial or federal regulatory body having jurisdiction over such party), (c) after it is generally known to the public or the securities industry (other than through a breach of this letter); (d) to the extent it is or becomes available to either party on a nonconfidential basis, provided that the source of such information was not known by such party (after such inquiry as would be reasonable in the circumstances) to be bound by a confidentiality agreement or other legal or contractual obligation of confidentiality with respect to such information; or (e) to the extent necessary to correct any false or misleading information which may become public concerning the relationship between H.I.G. and KarpReilly, after notice to and consultation with H.I.G. or KarpReilly, as applicable. In the event that either party hereto or an affiliate or representative of either party hereto is requested or required by law and regulation or legal process to disclose any Confidential Information, or other facts with respect thereto, such party shall provide the other party with prior notice of any such request or requirement a reasonable time prior to the time of the required disclosure, to the extent practicable, so that the other party may seek a protective order or other appropriate remedy.

Without the prior written consent of the other party, the parties hereto may use Confidential Information supplied to them by or at the request of the other party or any of its affiliates or any of its or their respective lawyers, accountants, consultants and other advisors (“Representatives”), for the sole and exclusive purpose of participating in an acquisition of the Company in a transaction sponsored by KarpReilly with the participation of H.I.G. and not in connection with any other transaction or investment directly or indirectly involving the assets, securities or business of the Company.

Provided that KarpReilly (i) is in compliance with the terms of this letter, (ii) has not indicated that it will not agree to the terms we have discussed and (iii) has not indicated that it is no longer interested in pursuing Project X, H.I.G. further agrees that during the period beginning on the date of this letter and ending one year after the date of this letter, H.I.G. will not directly or indirectly pursue or otherwise work on a transaction directly or indirectly involving the assets or a significant amount of securities of the Company independently or with any other person or entity who is not also working with KarpReilly unless KarpReilly provides its written consent thereto. H.I.G. acknowledges that it is aware and that its Representatives have been advised that the United States securities laws generally prohibit any person having material non-public information about a company from purchasing or selling securities of that Company.

KarpReilly agrees that, so long as you remain committed to pursuing with KarpReilly an acquisition of the Company based on the terms we have discussed (and confirm that commitment to KarpReilly upon reasonable request) and the proposed acquisition of the Company is consummated by KarpReilly or any affiliate within one year of the date of this letter based on such terms, you will be offered the opportunity to invest, in securities with the same economic terms as those received by KarpReilly, an equity amount equal to 42.9% of the total equity consideration needed to complete the acquisition; provided that such investment opportunity will be subject to your execution and delivery of definitive transaction documents containing terms customary for transactions of this type (including those we have discussed with you).

Each of KarpReilly and H.I.G. shall be responsible for its proportionate share (allocated pro rata according to relative equity commitments) of all third party fees and other out-of-pocket expenses reasonably incurred or reasonably committed to be paid collectively by KarpReilly and H.I.G. in connection the potential acquisition of the Company (including such fees and expenses reasonably incurred or reasonably committed to be paid by or on behalf of an entity formed by KarpReilly to effect Project X (“Newco”)) and incurred after the date of this letter and until such party informs the other party in writing that it no longer wishes to pursue Project X; provided that if the acquisition is consummated, such fees and expenses shall be paid by Newco or the Company. KarpReilly and H.I.G. shall have the right to approve significant engagements (e.g., legal, accounting) necessary to pursue the transaction.

You represent, warrant and covenant that you do not have beneficial ownership of any securities of the Company and without the prior consent of KarpReilly will not acquire beneficial ownership of any securities of the Company until you inform KarpReilly in writing that you no longer wish to pursue Project X.

KarpReilly and H.I.G. each acknowledges and agrees that money damages would be an insufficient remedy for any actual or threatened breach of this letter by KarpReilly or H.I.G. (as applicable, the “Breaching Party”) or its respective Representatives (other than a breach by the Breaching Party of its obligation to bear its proportionate share of expenses or liabilities as described herein) and that without prejudice to the rights and remedies otherwise available to KarpReilly or H.I.G., as applicable, such party is entitled to equitable relief by way of injunction, specific performance or otherwise without posting a bond or other undertaking if the Breaching Party or any of its Representatives breaches or threatens to breach any of the provisions of this letter. KarpReilly and H.I.G. each further acknowledges and agrees that no failure or delay by KarpReilly or H.I.G. in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder, nor shall any course of dealing between H.I.G. and KarpReilly operate as a waiver of any right, power or privilege hereunder or be deemed to constitute a modification thereof. Any amendments to this letter must be in writing and executed by all parties hereto.

Nothing contained in this letter shall require KarpReilly or H.I.G. to proceed to consummate Project X, nor create a partnership or joint venture between KarpReilly and H.I.G. Accordingly, neither KarpReilly nor H.I.G. shall have the power or authority to bind the other party.

This letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All claims, actions, proceedings, suits, complaints, petitions or other legal proceedings (collectively, “Actions”) arising out of or relating to this letter shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this letter brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this letter or the transactions contemplated hereby may not be enforced in or by any of the above-named courts. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Thank you again for your interest in working with us on this opportunity.

Regards,

KARPREILLY CAPITAL PARTNERS, L.P.
By:	KarpReilly GP I, LLC, its general partner

By:	/s/ Allan Karp
Name:	Allan Karp
Title:	Manager

Accepted and agreed:

H.I.G. CAPITAL, LLC

By:	/s/ Timothy Armstrong
Name:	Timothy Armstrong
Title:	Managing Director

Signature Page to Letter Agreement